XM SATELLITE RADIO HOLDINGS INC.

1500 Eckington Place, N.E.

Washington, D.C. 20002

August 4, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	XM Satellite Radio Holdings Inc.
Registration Statement on Form S-3, as amended (File No. 333-127267)
Application for Withdrawal—Termination of Acquisition of WCS Wireless, Inc.

Ladies and Gentlemen:

XM Satellite Radio Holdings Inc. (the “Company”) hereby requests, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-127267), together with all amendments and exhibits thereto (the “Registration Statement”). The Company does not intend to issue the shares of Class A common stock contemplated to have been resold pursuant to the Registration Statement because the transaction pursuant to which the shares were to have been issued – the acquisition of WCS Wireless, Inc. – has been terminated. No shares of Class A common stock of the Company have been or will be sold under the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement to be issued by the Commission. Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned via facsimile at (202) 380-4500, with a copy to Steven M. Kaufman of Hogan & Hartson L.L.P., the Company’s counsel, via facsimile at (202) 637-5910.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call Steven M. Kaufman at (202) 637-5736 or James O. Smith at (202) 637-6442 of Hogan & Hartson L.L.P.

Sincerely, XM Satellite Radio Holdings Inc.

/s/ Joseph M. Titlebaum
By:	Joseph M. Titlebaum General Counsel and Secretary